UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

RETALIX LTD.
(Name of Subject Company)

RETALIX LTD.
(Name of Person(s) Filing Statement)

ORDINARY SHARES, PAR VALUE NIS 1.00 PER SHARE
(Title of Class of Securities)

M8215W109
(CUSIP Number of Class of Securities)

HUGO GOLDMAN
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
RETALIX LTD.
10 ZARHIN STREET
RA’ANANA 43000, ISRAEL
+972-9-776-6600
(Name, Address and Telephone Number of Person Authorized to Receive Notice and
Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Adam M. Klein, Adv.	Howard E. Berkenblit, Esq.
Goldfarb, Levy, Eran, Meiri, Tzafrir & Co.	Sullivan & Worcester LLP
2 Weizmann Street	One Post Office Square
Tel Aviv 64239, Israel	Boston, MA 02109
+972-3-608-9999	617-338-2800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 amends and supplements Item 7 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9, as originally filed with the Securities and Exchange Commission (“SEC”) on January 29, 2009 (the “Schedule 14D-9”) by Retalix Ltd., an Israeli company (the “Company”), and to add an additional Exhibit.

        Except as otherwise indicated, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not defined, in this Amendment No. 1 have the meanings ascribed to them in the Schedule 14D-9.

Item 7.	PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

        Item 7 of Schedule 14D-9 is hereby amended by adding the following:

        On February 16, 2009, the Company issued a press release announcing that although the Company has not been for sale, the Board of Directors received on February 14, 2009, a non-binding proposal to purchase all the outstanding shares of the Company in a merger transaction for a price of $8.00 per share in cash.  The Board of Directors is evaluating the offer.

ITEM 9.	EXHIBITS.

Exhibit No.	Description

(a)(4)	Press release issued by Retalix Ltd., dated February 16, 2009.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 17, 2009

RETALIX LTD. By: /s/ Hugo Goldman —————————————— Hugo Goldman Executive Vice President and Chief Financial Officer